FOR IMMEDIATE RELEASE

AutoChina International Reports 2012 Third, Fourth Quarter and Year-end Financial Results

Shijiazhuang, Hebei Province, China – April 30, 2013 – AutoChina International Limited (“AutoChina” or the “Company”) (OTC: AUTCF), China’s largest commercial vehicle sales, servicing, leasing, and support network, today reported financial results for the third quarter ended September 30, 2012, and for the fourth quarter and year ended December 31, 2012.

Q3 2012 Financial Highlights (comparisons are year over year)

•	Total revenues of $73.3 million, compared to $168.6 million
•	Adjusted Net Income of $4.5 million, compared to $11.9 million
•	Adjusted EBITDA of $11.9 million, compared to $21.8 million

Q4 2012 Financial Highlights (comparisons are year over year)

•	Total revenues of $51.9 million, compared to $107.4 million
•	Adjusted Net Income of $2.6 million, compared to $6.9 million
•	Adjusted EBITDA of $6.8 million, compared to $16.2 million

Full-year 2012 Financial Highlights (comparisons are year over year)

•	Total revenues of $333.1 million, compared to $598.1 million
•	Gross profit of $88.8 million, compared to $107.5 million
•	Net income of $23.5 million, compared to $25.2 million (which included loss on change in fair value of earn-out obligation of $17.3 million)
•	Adjusted Net Income of $23.5 million, compared to $43.5 million
•	Adjusted EBITDA of $50.3 million, compared to $80.0 million

Operational Highlights

•	1,154 commercial vehicles leased in the third quarter of 2012, and 816 in the fourth quarter of 2012
•	5,385 commercial vehicles leased in 2012
•	AutoChina opened nine new commercial vehicle financing and service centers in the third quarter of 2012 and 11 new centers in the fourth quarter of 2012. As of December 31, 2012, the Company operated 534 financing and service centers, compared to 506 at December 31, 2011.
•	AutoChina expects continued margin expansion as finance and insurance income grows as a percentage of revenue
•	Construction of the Company’s new office space in the Kai Yuan Center building in Shijiazhuang was completed in April 2013, and AutoChina has moved its headquarters into the new space.

Operational and Market Review

Mr. Yong Hui Li, Chairman and CEO of AutoChina, stated, “During the second half of 2012, we were pleased to announce the launch of AutoChina’s new website, which now serves as a 24/7-accessible information portal for our customers with new offerings such as logistics services, consulting on and access to various types of insurance, and an online used truck marketplace. We expect the new website to be a key channel by which we expand and diversify our business via an asset-light model that will complement our existing heavy truck leasing business and allow AutoChina to better serve its customers. As China’s heavy truck market continues to be impacted by weakened demand, we have taken the opportunity to strengthen the Company by building upon our existing heavy-truck leasing business with these new service offerings, while continuing to expand our geographic presence through our leasing and finance center network. We remain optimistic about the long-term prospects of China’s heavy truck industry, which recently welcomed another large manufacturer in January when Sweden's Volvo announced its heavy-truck joint venture with Dongfeng Motor Group Co. Given concerns with pollution and measures to meet more stringent emission standards, demand for liquefied natural gas-fueled heavy trucks is expected to increase over the next few years. We will continue to focus on serving our customers, adapting and growing our business to address their needs.”

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Heavy Truck Sales

The Company leased 1,154 commercial vehicles in the third quarter of 2012, compared to 3,126 in the third quarter of 2011, and 816 commercial vehicles in the fourth quarter of 2012, compared to 1,804 in the fourth quarter of 2011. The decrease in commercial vehicle sales and servicing and leasing was primarily due to a general slowdown in the economy that led to unfavorable investment sentiment for purchasers of commercial vehicles. Additionally, the Company adopted a stricter leasing policy, which caused it to repossess more vehicles for late payment and reject a higher number of new applicants.

Since launching its commercial vehicle sales and leasing business in March 2008, the Company has leased over 37,000 trucks, as of December 31, 2012. The Company repossessed 789 vehicles whose lessees had defaulted on installment payments, sold 611 of these vehicles, and recorded 18 vehicles as total losses during the year ended December 31, 2012. There were 160 vehicles repossessed, 118 vehicles sold and 15 loss vehicles recorded in the year ended December 31, 2011. Additionally in 2012, the Company adopted a stricter leasing policy, which caused it to repossess more vehicles for late payment and reject a higher number of new applicants.

Used Vehicle Leasing

Under the Company’s used commercial vehicle sale-leaseback program, 824 used trucks were leased in the year ended December 31, 2012.

Insurance Agency Services

The Company launched its own insurance agency business in December 2011 and has signed agreements with four major insurance companies in China to sell insurance: China United Property Insurance Company Limited, Sinosafe General Insurance Co. Ltd. (Hua An Insurance), Ping An Insurance (Group) Company of China, Ltd., and China Life Property and Casualty Insurance Company Limited. AutoChina’s 534 store locations are each licensed to sell insurance from these carrier partners, and, as of December 31, 2012, the Company also operated 23 new insurance agency branch offices in appropriate markets that are solely dedicated to this service.

Expansion of Specialty Finance Store Network

During the 2012 third quarter, AutoChina opened nine new commercial vehicle financing and service centers and 11 during the 2012 fourth quarter. As of December 31, 2012, the Company operated 534 financing and service centers, compared to 506 centers at December 31, 2011. The Company operates commercial vehicle financing and service centers in the Anhui, Beijing, Chongqing, Fujian, Gansu, Guangdong, Guangxi, Guizhou, Hebei, Henan, Hubei, Hunan, Inner Mongolia, Jiangsu, Jiangxi, Jilin, Liaoning, Ningxia, Shaanxi, Shandong, Shanghai, Shanxi, Sichuan, Tianjin, Yunnan, and Zhejiang areas of China.

New Headquarters

During the second half of 2012, AutoChina closed on a transaction to purchase 23 floors of newly constructed office space in the Kai Yuan Center building, which was built by the Company’s Chairman and CEO Mr. Li and is the tallest building in Shijiazhuang at 245 meters in height. The new office space was purchased for approximately $56.4 million, and the Company also assumed approximately $102.9 million in debt as part of the acquisition, resulting in a total transaction value of approximately $159.3 million.

Construction of the Kai Yuan Center has been completed, and, in April 2013, AutoChina moved its headquarters into the new building, which now serves as the control center for each of the Company’s 534 commercial vehicle financing and service centers located throughout China. The Company does not anticipate that it will occupy the entire office space purchased, and expects to lease out the unoccupied space, the proceeds from which will be reported as rental income.

Financial Review

Note: As part of the transaction to purchase the Kai Yuan Center office space, AutoChina, through its wholly owned subsidiary AutoChina Group Inc., acquired 100% of the equity of Heat Planet Holdings Limited (“Heat Planet”) and its subsidiaries, which was controlled by Mr. Li. Heat Planet’s primary asset consists of the 23 floors, or over 60,000 square meters, of newly constructed office space in the Kai Yuan Center building. The acquisition closed on September 11, 2012. As both AutoChina and the acquired companies were under the common control of Mr. Li immediately before and after the merger, the transaction was accounted for as common control merger, and using merger accounting as if the merger had been consummated at the beginning of the earliest period presented, and no gain or loss is recognized. The Company has adjusted its financial statements for the years ended December 31, 2011, and December 31, 2010, to account for operating results of Heat Planet and its subsidiaries to reflect the merger under common control.

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2012 Third Quarter

•	Revenues for the third quarter ended September 30, 2012, were $73.3 million, compared to $168.6 million in the third quarter of 2011. The decrease in revenues primarily resulted from lower demand for heavy trucks, which was partially offset by higher finance and insurance income during the period. The Company reported $52.5 million in commercial vehicle revenues, and $20.8 million, or 28.4% of total revenues, in revenues related to finance and insurance.

•	Cost of sales during the period totaled $51.5 million, with an average cost per commercial vehicle of $44,000. Gross margin increased to 29.7% for the three months ended September 30, 2012, from 17.1% for the prior-year period, primarily due to a higher contribution to revenues from finance and insurance versus direct sales of commercial vehicles.

•	Net income in the three months ended September 30, 2012, was $4.5 million, or $0.19 per share based on 23.5 million diluted weighted average shares outstanding, compared to $48.6 million, or $2.07 per share based on 23.5 million diluted weighted average shares outstanding, in the three months ended September 30, 2011. The year-over-year decrease primarily resulted from the absence of a gain on change ($36.3 million) in fair value of an earn-out obligation, which was cancelled.

•	Adjusted Net Income, which is net income excluding the gain/loss on change in fair value of the earn-out obligation and income/loss from discontinued operations, was $4.5 million, compared to $11.9 million for the third quarter of 2011.

•	Adjusted EBITDA, which is EBITDA excluding the gain/loss on change in fair value of the earn-out obligation, income/loss from discontinued operations, stock-based compensation, and accretion of stock repurchase obligation, was $11.9 million for the quarter ended September 30, 2012, compared to $21.8 million in the prior-year quarter.

See “Non-GAAP Financial Measures” below for a description of Adjusted Net Income and Adjusted EBITDA.

2012 Fourth Quarter

•	Revenues for the fourth quarter ended December 31, 2012, were $51.9 million, compared to $107.4 million in the fourth quarter of 2011. As with the prior quarter, the decrease in revenues primarily resulted from lower demand for heavy trucks, which was partially offset by higher finance and insurance income during the period. The Company reported $34.8 million in commercial vehicle revenues, and $17.1 million, or 32.9% of total revenues, in revenues related to finance and insurance.
•	Cost of sales during the period totaled $34.7 million, with an average cost per commercial vehicle of $45,000. Gross margin increased to 33.1% for the three months ended December 31, 2012, from 24.7% for the prior-year period, primarily due to a higher contribution to revenues from finance and insurance versus direct sales of commercial vehicles.

•	Net income in the three months ended December 31, 2012, was $2.6 million, or $0.19 per share based on 23.5 million diluted weighted average shares outstanding, compared to $9.0 million, or $0.39 per share based on 23.5 million diluted weighted average shares outstanding, in the three months ended December 31, 2011.

•	Adjusted Net Income was $2.6 million, compared to $6.9 million for the fourth quarter of 2011. There was no gain/loss on change in fair value of the earn-out obligation for either period; however, there was $2.1 million in income from discontinued operations for the fourth quarter of 2011.

•	Adjusted EBITDA, which is EBITDA excluding the gain/loss on change in fair value of the earn-out obligation, income/loss from discontinued operations, stock-based compensation, and accretion of stock repurchase obligation, was $6.8 million for the quarter ended December 31, 2012, compared to $16.2 million in the prior-year quarter.

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See “Non-GAAP Financial Measures” below for a description of Adjusted Net Income and Adjusted EBITDA.

Full-year 2012

•	Revenues for the year ended December 31, 2012, were $333.1 million, compared to $598.1 million in the prior-year period. The decrease in revenues primarily resulted from a general slowdown in the economy, which led to lower demand for heavy trucks. The Company reported $249.0 million in commercial vehicle revenues, and $84.1 million, or 25.2% of total revenues, in revenues related to finance and insurance.

•	Gross profit for 2012 was $88.8 million, compared to $107.5 million in the prior-year period. Gross margin increased to 26.7% for the year ended December 31, 2012, from 18.0% for the prior-year period, primarily due to a higher contribution to revenues from finance and insurance versus direct sales of commercial vehicles.

•	Net income for year ended December 31, 2012, was $23.5 million, or $0.99 per share based on 23.8 million diluted weighted average shares outstanding, compared to $25.2 million, or $1.07 per share based on 23.6 million diluted weighted average shares outstanding, in the prior-year period, which included a loss on change in fair value of the earn-out obligation of $17.3 million.

•	Adjusted Net Income was $23.5 million, compared to $43.5 million in 2011.

•	Adjusted EBITDA for the year ended December 31, 2012, was $50.3 million, compared to $80.0 million in the prior year.

See “Non-GAAP Financial Measures” below for a description of Adjusted Net Income and Adjusted EBITDA.

Balance Sheet Highlights

At December 31, 2012, AutoChina’s cash and cash equivalents (not including restricted cash) were $75.8 million, working capital was $105.4 million, total debt was $170.3 million (including due to affiliates and accounts payable, related parties), and stockholders’ equity was $228.4 million, compared to $43.0 million, $171.6 million, $237.1 million, and $291.2 million, respectively, at December 31, 2011.

About AutoChina International Limited

AutoChina International Limited is China’s largest commercial vehicle sales, servicing, leasing, and support network. AutoChina’s operating subsidiary was founded in 2005 by nationally recognized Chairman and CEO, Yong Hui Li.  As of December 31, 2012, the Company owned and operated 534 commercial vehicle financing centers across China, and primarily provides sales-type leasing and support services for local customers. The Company’s website is http://www.autochinaintl.com.

Safe Harbor Statement

This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 about the Company. Forward-looking statements are statements that are not historical facts. Such forward-looking statements, based upon the current beliefs and expectations of the Company's management, are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements. The following factors, among others, could cause actual results to meaningfully differ from those set forth in the forward-looking statements:

•	Continued compliance with government regulations;
•	Changing legislation or regulatory environments;
•	Requirements or changes affecting the businesses in which the Company is engaged;
•	Industry trends, including factors affecting supply and demand;
•	Labor and personnel relations;
•	Credit risks affecting the Company's revenue and profitability;
•	Changes in the commercial vehicle industry;
•	The Company’s ability to effectively manage its growth, including implementing effective controls and procedures and attracting and retaining key management and personnel;

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•	Changing interpretations of generally accepted accounting principles;
•	General economic conditions; and
•	Other relevant risks detailed in the Company’s filings with the Securities and Exchange Commission.

The information set forth herein should be read in light of such risks. The Company does not assume any obligation to update the information contained in this press release.

CONTACT
At the Company

Jason Wang

Chief Financial Officer

(858) 997-0680 / jcwang@kywmall.com

Investor Relations

The Equity Group Inc.

Carolyne Yu

Senior Associate

(212) 836-9610 / cyu@equityny.com

Adam Prior

Senior Vice President

(212) 836-9606 / aprior@equityny.com

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AUTOCHINA INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (Unaudited)

(in thousands except share and per share data)

	Three months ended September 30,		Nine months ended September 30,
	2012	2011	2012	2011
		As Adjusted		As Adjusted
Revenues
Commercial vehicles	$52,485	$143,711	$214,221	$422,196
Finance	16,381	22,565	56,659	62,330
Insurance	4,448	2,358	10,323	6,148
Total revenues	73,314	168,634	281,203	490,674

Cost of sales
Commercial vehicles	1,508	24,229	6,082	85,417
Commercial vehicles, related parties	49,233	115,630	202,212	324,330
Insurance	794	—	1,265	—
Total cost of sales	51,535	139,859	209,559	409,747

Gross profit	21,779	28,775	71,644	80,927

Operating expenses
Selling and marketing	2,660	2,170	7,511	5,702
General and administrative	13,689	6,704	30,634	17,153
Interest expense	2,011	4,468	8,782	11,763
Interest expense, related parties	174	647	685	1,971
Other income, net	(4,044)	(755)	(4,934)	(2,819)
Total operating expenses	14,490	13,234	42,678	33,770

Income from operations	7,289	15,541	28,966	47,157

Other income (expense)
Gain (loss) on change in fair value of earn-out obligation	—	36,300	—	(17,300)
Interest income	74	38	226	95
Total other income (expense)	74	36,338	226	(17,205)

Income from continuing operations before income taxes	7,363	51,879	29,192	29,952

Income tax provision	(2,837)	(3,663)	(8,240)	(10,693)

Income from continuing operations	4,526	48,216	20,952	19,259

Income (loss) from discontinued operations	—	477	—	(4,149)
Income tax benefit (provision)	—	(120)	—	1,037
Net loss attributable to non-controlling interests	—	—	—	30
Income (loss) from discontinued operations, net of taxes	—	357	—	(3,082)

Net income	$4,526	$48,573	$20,952	$16,177

Foreign currency translation adjustment	(1,651)	6,913	(2,082)	11,510

Comprehensive income	$2,875	$55,486	$18,870	$27,687

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AUTOCHINA INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (Unaudited) - Continued

(in thousands except share and per share data)

	Three months ended September 30,		Nine months ended September 30,
	2012	2011	2012	2011
		As Adjusted		As Adjusted
Earnings per share
Basic
Continuing operations	$0.19	$2.05	$0.89	$0.82
Discontinued operations	—	0.02	—	(0.13)
	$0.19	$2.07	$0.89	$0.69
Diluted
Continuing operations	$0.19	$2.05	$0.89	$0.81
Discontinued operations	—	0.02	—	(0.13)
	$0.19	$2.07	$0.89	$0.68

Dividend declared per share	$—	$—	$0.25	$—

Weighted average shares outstanding
Basic	23,538,919	23,538,919	23,538,919	23,538,919
Diluted	23,538,919	23,538,919	23,658,660	23,640,196

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AUTOCHINA INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(in thousands except share and per share data)

	Three months ended December 31,		Year ended December 31,
	2012	2011	2012	2011
		As Adjusted		As Adjusted
	(unaudited)	(unaudited)	(audited)	(audited)
Revenues
Commercial vehicles	$34,819	$83,422	$249,040	$505,618
Finance	13,145	21,770	69,804	84,100
Insurance	3,945	2,228	14,268	8,376
Total revenues	51,909	107,420	333,112	598,094

Cost of sales
Commercial vehicles	1,268	638	7,350	86,055
Commercial vehicles, related parties	32,569	80,242	234,781	404,572
Insurance	894	—	2,159	—
Total cost of sales	34,731	80,880	244,290	490,627

Gross profit	17,178	26,540	88,822	107,467

Operating expenses
Selling and marketing	2,615	2,353	10,126	8,055
General and administrative	11,317	10,051	41,951	27,204
Interest expense	1,839	4,157	10,621	15,920
Interest expense, related parties	184	1,049	869	3,020
Other income, net	(2,167)	(596)	(7,101)	(3,415)
Total operating expenses	13,788	17,014	56,466	50,784

Income from operations	3,390	9,526	32,356	56,683

Other income (expense)
Loss on change in fair value of earn-out obligation	—	—	—	(17,300)
Interest income	82	65	308	160
Total other income (expense)	82	65	308	(17,140)

Income from continuing operations before income taxes	3,472	9,591	32,664	39,543

Income tax provision	(875)	(2,726)	(9,115)	(13,419)

Income from continuing operations	2,597	6,865	23,549	26,124

Income (loss) from discontinued operations	—	2,819	—	(1,330)
Income tax benefit (provision)	—	(704)	—	333
Net loss attributable to non-controlling interests	—	(6)	—	24
Income (loss) from discontinued operations, net of taxes	—	2,109	—	(973)

Net income	$2,597	$8,974	$23,549	$25,151

Foreign currency translation adjustment	2,484	3,797	402	15,307

Comprehensive income	$5,081	$12,771	$23,951	$40,458

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AUTOCHINA INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME - Continued

(in thousands except share and per share data)

	Three months ended December 31,		Year ended December 31,
	2012	2011	2012	2011
		As Adjusted		As Adjusted
	(unaudited)	(unaudited)	(audited)	(audited)
Earnings (loss) per share
Basic
Continuing operations	$0.11	$0.29	$1.00	$1.11
Discontinued operations	—	0.09	—	(0.04)
	$0.11	$0.38	$1.00	$1.07
Diluted
Continuing operations	$0.11	$0.29	$0.99	$1.11
Discontinued operations	—	0.09	—	(0.04)
	$0.11	$0.38	$0.99	$1.07
Weighted average shares outstanding
Basic	23,538,919	23,538,919	23,538,919	23,538,919
Diluted	23,876,548	23,538,919	23,762,378	23,612,398

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AUTOCHINA INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(in thousands except share and per share data)

	December 31,
	2012	2011
		As Adjusted
ASSETS
Current assets
Cash and cash equivalents	$75,777	$43,048
Restricted cash	160	159
Accounts receivable, net of provision for doubtful accounts of $12,041 and $4,830, respectively	32,956	25,357
Inventories	6,728	2,529
Deposits for inventories	20	105
Deposits for inventories, related party	—	14,539
Due from an affiliate	—	7,904
Prepaid expenses and other current assets	4,512	12,100
Current maturities of net investment in direct financing and sales-type leases, net of provision for doubtful accounts of $296 and $714, respectively	196,213	329,111
Total current assets	316,366	434,852

Construction-in-progress	76,669	—
Property, equipment and leasehold improvements, net	4,985	3,356
Deferred income tax assets	2,547	1,811
Net investment in direct financing and sales-type leases, net of current maturities	38,739	114,447

Total assets	$439,306	$554,466
LIABILITIES AND EQUITY

Current liabilities
Short-term borrowings (including short-term borrowings of the consolidated VIEs without recourse to AutoChina of $75,412 and $111,095 as of December 31, 2012 and 2011, respectively)	$102,458	$149,979
Long-term borrowings, current (including long-term borrowings, current of the consolidated VIEs without recourse to AutoChina of nil and $44,438 as of December 31, 2012 and 2011, respectively)	—	44,438
Accounts payable (including accounts payable of the consolidated VIEs without recourse to AutoChina of $68 and $112 as of December 31, 2012 and 2011, respectively)	16,392	404
Accounts payable, related parties (including accounts payable, related parties of the consolidated VIEs without recourse to AutoChina of $706 and nil as of December 31, 2012 and 2011, respectively)	2,228	—
Other payables and accrued liabilities (including other payables and accrued liabilities of the consolidated VIEs without recourse to AutoChina of $4,857 and $4,415 as of December 31, 2012 and 2011, respectively)	15,049	13,653
Due to affiliates (including due to affiliates of the consolidated VIEs without recourse to AutoChina of $86 and $3,244 as of December 31, 2012 and 2011, respectively)	65,595	42,696
Customer deposits (including customer deposits of the consolidated VIEs without recourse to AutoChina of $161 and $508 as of December 31, 2012 and 2011, respectively)	1,956	1,152
Income tax payable (including income tax payable of the consolidated VIEs without recourse to AutoChina of $1,931 and $1,548 as of December 31, 2012 and 2011, respectively)	2,551	2,799
Deferred income tax liabilities (including deferred income tax liabilities of the consolidated VIEs without recourse to AutoChina of nil and $4,764 as of December 31, 2012 and 2011, respectively)	4,717	8,162
Total current liabilities	210,946	263,283

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AUTOCHINA INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS - Continued

(in thousands except share and per share data)

	December 31,
	2012	2011
		As Adjusted
Commitment and Contingencies

Equity
Preferred shares, $0.001 par value authorized - 1,000,000 shares; issued - none	—	—
Ordinary shares - $0.001 par value authorized - 100,000,000 shares; issued and outstanding – 23,538,919 shares at December 31, 2012, respectively; and $0.001 par value authorized – 50,000,000 shares; issued and outstanding – 23,538,919 shares at December 31, 2011, respectively	24	24
Additional paid-in capital	323,856	404,745
Statutory reserves	16,997	13,016
Accumulated losses	(135,487)	(149,170)
Accumulated other comprehensive income	22,970	22,568
Total equity	228,360	291,183

Total liabilities and equity	$439,306	$554,466

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AUTOCHINA INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	December 31,
	2012	2011	2010
		As Adjusted	As Adjusted
Cash flow from continuing operating activities:

Net income (loss)	$23,549	$25,151	$(62,300)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Net loss (income) from discontinued operations	—	973	(604)
Loss on change in fair value of earn-out obligation	—	17,300	100,400
Depreciation and amortization	1,902	1,420	952
Provision for bad debts	14,550	4,271	1,447
Deferred income taxes	(4,180)	6,261	(959)
Stock-based compensation expenses	4,553	2,914	3,281
Changes in operating assets and liabilities, net of acquisitions and divestitures:
Accounts receivable	(22,331)	(5,997)	(20,263)
Notes receivable	—	—	222
Net investment in direct financing and sales-type leases	209,063	2,175	(194,490)
Inventories	(4,176)	(1,024)	(1,255)
Deposits for inventories	85	923	16,567
Deposits for inventories, related party	14,515	(14,177)	—
Prepaid expense and other current assets	7,586	(3,511)	(1,828)
Trade notes payable	—	—	(12,561)
Accounts payable	15,922	(536)	(2,756)
Accounts payable, related parties	—	—	16,104
Other payable and accrued liabilities	1,356	5,729	4,229
Customers deposits	798	(100)	(182)
Income tax payable	(254)	(4,568)	4,912

Net cash provided by (used in) continuing operating activities	262,938	37,204	(149,084)

Cash flow from continuing investing activities:

Capital expenditure on construction in progress	(76,353)	—	—
Purchase of property, equipment and leasehold improvements	(3,516)	(1,967)	(1,427)
Cash received from sales of subsidiaries	—	7,589	—
(Increase) decrease) in restricted cash	—	(155)	12,561
Decrease (increase) in due from an affiliate	7,891	9,000	(9,000)

Net cash (used in) provided by continuing investing activities	(71,978)	14,467	2,134

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AUTOCHINA INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS – Continued

(in thousands)

	December 31,
	2012	2011	2010
		As Adjusted	As Adjusted
Cash flow from continuing financing activities:

Proceeds from borrowings	102,036	189,850	220,028
Repayments of borrowings	(194,093)	(163,567)	(73,269)
Proceeds from affiliates	137,052	320,641	403,384
Repayment to affiliates	(170,520)	(372,259)	(366,169)
Increase in accounts payable, related parties	234,781	404,492	394,578
Repayment to accounts payable, related parties	(232,562)	(421,036)	(513,690)
Dividend paid	(5,885)	—	—
Capital distribution	(29,274)	—	—
Issue of shares on exercise of warrants	—	—	10,296
Issue of shares for cash, net of offering costs of $3,758	—	—	66,242
Shares repurchase	—	—	(1,630)

Net cash (used in) provided by continuing financing activities	(158,465)	(41,879)	139,770

Net cash provided by (used in) continuing operating, financing and investing activities	32,495	9,792	(7,180)

Cash flow of discontinued operations:

Cash provided by (used in) provided by operating activities	—	48,537	(84,184)
Cash provided by (used in) investing activities	—	172,922	(59,454)
Cash (used in) provided by financing activities	—	(222,289)	144,087

Net cash flow (used in) provided by discontinued operations	—	(830)	449

Effect of exchange rate fluctuation on cash and cash equivalents	234	3,138	894

Net increase (decrease) in cash and cash equivalents	32,729	12,100	(5,837)

Cash and cash equivalents, beginning of the year	43,048	30,948	36,785

Cash and cash equivalents, end of the year	$75,777	$43,048	$30,948

Analysis of balances of cash and cash equivalents
Included in cash and cash equivalents per consolidated balance sheet	75,777	43,048	30,100
Included in assets of discontinued operations	—	—	848
	75,777	43,048	30,948

AutoChina International Ltd.	Page 14
April __, 2013

AUTOCHINA INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS – Continued

(in thousands)

	December 31,
	2012	2011	2010
		As Adjusted	As Adjusted
Supplemental disclosure of cash flow information:
Continuing Operations
Interest paid	$15,194	$14,607	$15,619
Income taxes paid	$13,544	$11,348	$6,189

Discontinued Operations
Interest paid	$—	$3,943	$986
Income taxes paid	$—	$8	$351

Supplemental disclosure on non-cash continuing financing activities
Reclassification from liability of the obligation to issue shares for the amendments of earn-out provision to equity	$—	$90,400	$84,600

AutoChina International Ltd.	Page 15
April __, 2013

Non-GAAP Financial Measures ($ in thousands)

A reconciliation of Adjusted Net Income to net income (loss) is provided below:

	Three Months Ended September 30,		Three Months Ended December 31,		Year Ended December 31,
	2012	2011	2012	2011	2012	2011

Net income (loss)	$4,526	$48,573	$2,597	$8,974	$23,549	$25,151

(Income) loss from discontinued operations	—	(357)	—	(2,109)	—	973

(Gain) loss on change in fair value of earn-out obligation	—	(36,300)	—	—	—	17,300

Adjusted Net Income	$4,526	$11,916	$2,597	$6,865	$23,549	$43,451

A reconciliation of Adjusted EBITDA to net income is provided below:

	Three Months Ended September 30,		Three Months Ended December 31,		Year Ended December 31,
	2012	2011	2012	2011	2012	2011

Net income (loss)	$4,526	$48,573	$2,597	$8,974	$23,549	$25,151

(Income) loss from discontinued operations	—	(357)	—	(2,109)	—	973

Interest expenses	2,185	5,115	2,023	5,206	11,490	18,940

Interest income	(74)	(38)	(82)	(65)	(308)	(160)

Income tax provision	2,837	3,663	875	2,726	9,115	13,419

(Gain) loss on change in fair value of earn-out obligation	—	(36,300)	—	—	—	17,300

Stock-based compensation	1,979	901	926	936	4,553	2,914

Depreciation & Amortization	492	256	491	539	1,902	1,420

Adjusted EBITDA	$11,945	$21,813	$6,830	$16,207	$50,301	$79,957

USE OF NON-GAAP MEASURES

AutoChina defines Adjusted Net Income as net income (loss) before gain (loss) on change in fair value of earn-out obligation and before income/loss from discontinued operations, and Adjusted EBITDA as net income before interest expense (income), income taxes, depreciation and amortization, as well as the exclusion of Loss (gain) on change in fair value of earn-out obligation, (income) loss from discontinued operations, stock-based compensation and accretion of stock repurchase obligations. Adjusted Net Income and Adjusted EBITDA exclude certain financial information that would be included in net income (loss), the most directly comparable GAAP financial measure. Users of this financial information should consider the type of material events and transactions that are excluded from Adjusted Net Income and Adjusted EBITDA, and the material limitations of therein. For example, Adjusted EBITDA does not include net interest expense, but because AutoChina has borrowed money to finance its operations, interest expense is a necessary and ongoing part of its costs and has assisted AutoChina in generating revenue; Adjusted EBITDA does not include taxes, although payment of taxes is a necessary and ongoing part of AutoChina’s operations; and Adjusted EBITDA does not include depreciation and amortization expense, but because AutoChina uses capital assets to generate revenue, depreciation and amortization expense is a necessary element of its cost structure. Therefore, Adjusted Net Income and Adjusted EBITDA should not be considered an alternative to, or more meaningful than, net income, as determined in accordance with GAAP, since it omits the impact of these expenses incurred by AutoChina.

AutoChina believes that the presentation of these non-GAAP financial measures is warranted and useful to its shareholders because it provides an additional analytical tool for understanding the Company’s financial performance by excluding certain items that may obscure trends in the core operating performance of the Company’s business. Using Adjusted Net Income and Adjusted EBITDA also facilitates management's internal comparisons to AutoChina's historical performance and liquidity. AutoChina computes Adjusted Net Income and Adjusted EBITDA using the same consistent method from quarter to quarter. The table above has more details on the reconciliations between GAAP financial measures that are most directly comparable to Non-GAAP financial measures.